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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2016

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2015** (MM/DD/YY) AND ENDING **DECEMBER 31, 2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CRONUS PARTNERS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 THIRD AVENUE, 20TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY S RUBIN **(212)658-0297**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **JEFFREY S RUBIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CRONUS PARTNERS, LLC**, as of **DECEMBER 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR

Title



Public Notary

JANELLE A. GUTHRIE
Notary Public, State of New York
Qualified in Westchester County
Reg. # 01GU6324660
Commission Expires 05/11/2019

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Exemption Report.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONUS PARTNERS LLC

(f/k/a MARCUM CRONUS PARTNERS LLC)

A WHOLLY OWNED SUBSIDIARY OF

SASCO HILL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Cronus Partners, LLC

We have audited the accompanying statement of financial condition of Cronus Partners, LLC as of December 31, 2015, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Cronus Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cronus Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Cronus Partners, LLC's financial statements. The supplemental information is the responsibility of Cronus Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company PA

Ohab and Company, PA
Maitland, Florida
February 18, 2016

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 60,810
Accounts receivable	47,769
Prepaid expenses	52,306
Fixed assets (net of accumulated depreciation of $15,157)	27,426
TOTAL ASSETS	$ 188,311

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 13,953
Member's equity	174,358
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 188,311

The accompanying notes are an integral part of this financial statement.

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cronus Partners LLC (f/k/a Marcum Cronus Partners LLC) (the "Company") was organized in the State of Delaware on June 23, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on April 22, 2005. The Company is wholly owned by Sasco Hill Partners LLC. (the "Parent"). Effective on June 6, 2014, the Company changed its name from Marcum Cronus Partners LLC.

The Company engages in advising and facilitating merger and acquisition transactions including private placements, recapitalizations, and other strategic maneuvers.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives. The depreciation expense recorded in 2015 was $6,492.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records advisory and related services as earned.

The Company considers cash on deposit and money market accounts with a maturity date of 3 months or less to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

The Company uses the allowance method to account for uncollectible advisory fees and client expenses receivable. These accounts are presented net of the allowance on the statement of financial condition.

Fair Value Measurement - Definition and Hierarchy

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 2. NET CAPITAL REQUIREMENTS

The company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital $46,857, which was $ 41,857 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

NOTE 3. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However the Company is subject to New York City Unincorporated Business Tax and when applicable a provision will be included on the Statement of Operations.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014, 2013, and 2012. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements

NOTE 4. 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. Employees are eligible to make elective deferrals upon reaching age 21 and completing one (1) year of service. The employee's contribution is limited to the maximum employee deductible contribution for a defined contribution plan. This plan also allows catch-up contributions, participant loans, hardship distributions, matching contributions by the Company and rollovers from existing qualified retirement plans all of which are subject to limitations, eligibility and other conditions. Matching contributions are solely made at the discretion of the Company. For the year ended December 31, 2015, the Company did not make any contributions to the plan.

NOTE 5. FIXED ASSETS

Details of fixed assets at December 31, 2015, are as follows:

Computer equipment	$ 10,737
Website Development	25,457
Furniture and fixtures	6,389
Total fixed assets at cost	$ 42,583
Less: accumulated depreciation	15,157
Net fixed assets	$ 27,426

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

Beginning on June 1, 2014, the Company entered into a lease for office space for $9,250 per month. The future minimum rental obligations under this operating lease agreement are noted below:

Year Ending December 31,	Amount
2016	$110,000

Rent expense under this lease was $113,775 for the year ended December 31, 2015.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated thru February 18, 2016, the date the financial statements were available to be issued, and no events have been identified which require disclosure.